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                                                                    Exhibit 99.4


            PROFESSOR HOFBAUER DELIVERS HIS "LETTER TO SHAREHOLDERS"
                      AS ADDRESS AT THE SHAREHOLDER MEETING


CARPINTERIA, CA - MAY 15, 2000 - Turbodyne Technologies Inc.'s (EASDAQ:TRBD) Chairman of the Board, Professor Dr. Peter Hofbauer, addressed the company's shareholders at the shareholder meeting, after the close of the official business, with the following speech:

"Ladies and Gentlemen, Esteemed Shareholders!

First of all, thank you for your continued support of Turbodyne and our corporate goals. At this point I also want to thank my colleagues on the Board, management and employees of Turbodyne for their work and dedication.

1999 was an extremely challenging year for our company. Those challenges and major portions of my report are contained in detail in our Annual Report on Form 10-K, a public document, from which I quote here in the retrospect portions of my speech. I would like to summarize the necessary restructuring of our Company, which commenced in September last year. Then I am going to focus on the opportunities for Turbodyne, the ongoing Joint Development with Honeywell to bring our Dynachargers(TM) and Turbopacs(TM) to mass production - for the automotive industry.

There are seven principal elements of our restructuring.

1) We sold the assets of our Light Metals Division, which was engaged in manufacturing aluminum products, in a Chapter 11 bankruptcy proceeding.

2) Since October 1999, we have significantly restructured our operations. All activities were relocated to the present headquarters in Carpinteria, CA. Costs were drastically reduced by closing almost all of Turbodyne's outlying subsidiaries and offices in London, Paris, New York, Encinitas and Woodland Hills. Turbodyne's office in Frankfurt, Germany, remains our strong European presence for potential customers and strategic partners and capital markets liaison. The number of employees consequently has been reduced by 40%.

3) We entered into an agreement with Honeywell, under which Turbodyne and Honeywell Turbocharging Systems will continue the development of the Dynacharger(TM) and the Turbopac(TM).

4) We shifted our emphasis from aftermarket applications to automotive original equipment manufacturers.

5) We made substantial changes in management to emphasize research and development.

6)  We settled many of the accumulated lawsuits and claims against us.

7) We raised an aggregate of $15.6 million in capital to finance the restructuring of our operations and continued research and development.

Although there are many challenges still before us, these decisive actions have better positioned the Company to exploit its technical strength.

In June 1999, Peter Kitzinski was appointed as a new member of the Board. In October last year the Board appointed me as its new chairman and Dr. Friedrich Goes as a new member of the Board of Directors and we agreed on the new structure of the Board. Since that date, we have had a Board meeting every month. The Executive Committee holds a telephone conference between Carpinteria, Phoenix, Minneapolis, Detroit and Frankfurt every Thursday at 9 AM PST in which the CEO gives a report if necessary. The Board, especially Bob Taylor, helped substantially to get the Form 10-K done. I have to thank the Board members for their permanent availability and for their excellent contributions.



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We consolidated most of our legal matters with a new legal counsel: Sheppard,
Mullin, Richter & Hampton. We selected new accountants: McGowan Gunterman, and we reorganized the new Disclosure Committee: with Mssrs. John Fedders, Irving Einhorn and Jim Sanders. Each of these esteemed gentlemen, who are highly respected representatives in their field, has formerly served with the SEC.

Inevitably, substantial changes in management occurred: a new CEO, Gerhard E. Delf, and a new CFO, Joseph D. Castano, have been appointed.

We will structure Turbodyne into a holding company with three subsidiaries:
Turbodyne Technologies Inc. (TTI) will act as the parent company with the following functions: Corporate Financing, legal affairs, Shareholders Relations, Public Relations, and the Board of Directors and its administration will be integrated into this holding company. Turbodyne Systems Inc. (TSI) will continue to concentrate on the Honeywell "Joint Development" and the Supply Agreement. Turbodyne Europe GmbH (TEG) is already managing Turbodyne's very important European potential customers and strategic partners and capital markets liaison. Turbodyne Innovations Inc. (TII): In this new subsidiary we will develop innovative products outside the Honeywell contract.

Shareholders! Turbodyne is today a new and lean high tech company! Let me now focus on the automotive industry and Turbodyne's potential role in it. The passenger car industry is forced to meet the emission legislation in three dramatic steps in 2004, 2007 and 2010.

For diesel engines, to meet the "Super Ultra Low Emission Vehicle" regulation the Government requires the car manufacturers to reduce 96% of NO(x), and 80% of PM from the very clean state-of-the-art "Ultra Low Emission Vehicle" and this must be done using a new, much more challenging, EPA test. This cannot be reached with even advanced after-treatment systems alone. Also, the raw emissions of the engine must be reduced dramatically. Parallel to an innovative combustion system and a new injection system, additional reduction of NO(x) is necessary. Theoretically, this could be achieved with Dynachargers(TM) or Turbopacs(TM) to boost the engine with high "exhaust-gas recirculation rates" and sufficient air. We do not know any other theoretical solution to meet this emission regulation and maintain good driveability and fuel consumption.

Turbocharged diesel engines will continue to represent a large and increasing share of the engines in passenger cars worldwide and almost all new passenger car diesels are turbocharged. In 1999, over 4 million of these diesel engines were built. Most of them are in the displacement range from 1.8 through 2.5 L. It is precisely for this market segment that the joint development is developing the Dynacharger(TM), which should reach production in 2003.

In contrast to diesel engines, turbocharged gasoline engines currently represent only a very small share, about 1% of the engines in passenger cars. The automobile engineers want to downsize gasoline engines to improve engine efficiency and vehicle fuel economy. The reduced power output of smaller engines can be offset by turbocharging the downsized engine.

But to meet the "Super Ultra Low Emission Vehicle" regulation, the catalytic converter must ignite in a few seconds after the cold start. A conventional turbocharger would act as a heat-sink between exhaust valve and catalytic converter and would delay the warm up of the catalytic converter. With Dynachargers(TM) and Turbopacs(TM) this warm up problem could theoretically be solved and the turbo lag of the downsized engine could be eliminated. Thus, we believe that solving this problem has the potential to increase the share of turbocharged gasoline engines in passenger cars.

This technical background about diesel and gasoline engines that I showed you gives you an idea of the huge market-potential for our Dynachargers(TM) and Turbopacs(TM). To develop the Dynacharger(TM) and the Turbopac(TM) product lines for mass production to the automotive industry,


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Turbodyne entered into joint development and supply agreements with Honeywell
Turbocharging Systems, the world's leading turbocharger manufacturer with a world market share of over 50%. In 1999 Honeywell sold over 4 million turbochargers.

Turbodyne retains the sole worldwide rights to manufacture, market and sell all motors, generators, electronic controls and light metal components for both the Dynacharger(TM) and the Turbopac(TM). For the supply of the high-tech assemblies, Turbodyne will be compensated at agreed margins. In addition, Turbodyne will receive from Honeywell royalties on the net sales of the Dynachargers(TM) and the Turbopacs(TM).

Our work was also rewarded in October 1999 by an outstanding recognition: The Dynacharger(TM) was awarded the Grand Jury's Special Prize for Technical Innovation at the '99 AutoEquip in Paris, possibly the most prestigious award in the automotive supply industry. And in March 2000 the US Department of Energy committed to partially fund joint research work by Honeywell, Turbodyne and Navistar for: "improved vehicular response, reduced fuel consumption and lower emission levels".

Dear Shareholders, I therefore invite you to continue your support of Turbodyne. The possible perspective of Turbodyne's future that I developed for you and that we are committed to, indicates that Turbodyne can be a very profitable company when mass production starts.

On behalf of the directors, officers and employees of Turbodyne, I thank you for your continued support of our dedicated work and your company.

Thank you!"

Turbodyne Technologies Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines plus the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies Inc.'s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany. Additional information about the company is available on the Internet at http://www.turbodyne.com.

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This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.
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Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance - Investor Relations, Ken Fitzpatrick (800) 566-1130 European Investor Relations, Markus Kumbrink +49-69-975-44-665